================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July, 2007

                        Commission File Number: 000-21742

                                   ACERGY S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

Attached herewith as Exhibit 99.1 is a press release, dated July 16, 2007, whereby Acergy S.A. (the "Company") announced that Murphy Sabah Oil Co had awarded a contract for the Kikeh Gas Pipeline Project to TL Offshore Sdn. Bhd. The deepwater pipeline installation part of this contract will be performed by the Sapura 3000 deepwater pipelay vessel which is owned by the SapuraAcergy joint venture. The contract is for the construction of the gas export pipeline from the deepwater Kikeh field offshore Malaysia to the onshore Labuan Gas Terminal..

The Kikeh export pipeline contract involves the complete engineering, procurement, installation and commissioning of a 138 kilometer 12-inch diameter export pipeline which will be installed in water depths up to 1,350 meters, from the Kikeh field to the onshore gas terminal at Labuan. The contract includes the linepipe procurement and coating, pipeline landfall works, the installation of a deepwater pipeline end manifold and an in-line tee for the future tie-in of the Kinabalu East/Deep Platform. The Kikeh field is the first deepwater development in Malaysia. A letter of intent for this work was received by TL Offshore Sdn. Bhd. ten months ago, enabling engineering and procurement work to progress. The offshore installation is scheduled to commence in the third quarter of 2007. This project will be managed from the project headquarters in Kuala Lumpur.

This project will be accounted for in the joint ventures line in the Acergy accounts. For this reason, the value of this award, when at the letter of intent stage, has not been included in the Acergy pre-backlog.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No.
333-124997) and the Company's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: July 17, 2007                               By:  /s/ Stuart Jackson
                                                       -------------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer